Exhibit 99.1

Globant Announces Pricing of Secondary Offering at Closing Market Price

San Francisco, CA, July 9, 2015 -- Globant S.A. (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions, today announced the pricing on July 8, 2015 of its secondary public offering of 3,500,000 common shares by certain of its shareholders. The common shares were sold to the public at a price of $28.31 per share. The closing price of the Company’s common shares on July 8, 2015 was $28.31 per share. The Company will not receive any proceeds from the sale of common shares by the selling shareholders.

The underwriters of the offering have a 30-day option to purchase up to an additional 525,000 common shares from certain of the selling shareholders.

J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers for the offering. William Blair & Company, L.L.C., Cowen and Company, LLC and LOYAL3 Securities, Inc. are acting as co-managers for the offering.

The registration statement relating to the offering became effective on July 8, 2015. The offering is being made solely by means of a written prospectus forming part of the effective registration statement. The final prospectus relating to the offering may be obtained for free by visiting the SEC website at http://www.sec.gov or from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (866) 803-9204, or from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (800) 831-9146.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends. Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale. In only 12 years, Globant has grown into a company with more than 4,000 professionals working for customers like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford.

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant